UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 23, 2026 (July 31, 2026)

Date of Report: (Date of earliest event reported)

McQueen Labs Series, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3270325
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

261 NE 61st St

Miami, FL 33137

(Full mailing address of principal executive offices)

(786) 440-8532

(Issuer’s telephone number, including area code)

www.mcqmarkets.com

(Issuer’s website)

Class A Units of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach; Class A Units of McQueen Labs Series LLC - Series 002 1984 Ferrari 512; Class A Units of McQueen Labs Series LLC - Series 003 2012 Lexus LFA, Class A Units of McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, Class A Units of McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On July 31, 2026, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA (“Series 003”) entered into a Motor Vehicle Bill of Sale (the “LFA Agreement”) pursuant to which the Company agreed to effect the sale of the 2012 Lexus LFA (the “LFA”) held by Series 003 to GoFaster 1730 LLC (“GoFaster”), in exchange for $1,473,000 (the “LFA Purchase Price”). GoFaster 1730 LLC is owned by Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager. A copy of the LFA Agreement is included as Exhibit 6.1 hereto. The amount received by Series 003 contemplated by the LFA Agreement was contributed in four installments, with such funds being contributed by GoFaster, and with such total amount being net of the distributions that would have been owed by Series 003 to both Delavaco Holdings Inc. ($633,388.35) and Catherine DeFrancesco ($225,204.75), owner of Delavaco Holdings Inc., upon sale of the LFA held by Series 003, each of which separately invested in Series 003. The total net amount received by Series 003 as a result of this arrangement was $614,406.90 (the “LFA Closing Fee”), with $161,000 paid on July 31, 2026, $160,000 paid on August 6, 2026, $120,000 paid on August 10, 2026, and $173,406.90 paid on August 25, 2026. This arrangement is further detailed in a Settlement and Mutual Release Agreement by and among GoFaster, Delavaco Holdings Inc., Catherine DeFrancesco, McQueen Labs Inc. and McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA, included as Exhibit 6.2 hereto. The title of the Vehicle passed to GoFaster on July 31, 2026. See also sections in the Offering Circular entitled Description of Business—McQueen Labs Series LLC - Series 003 2012 Lexus LFA and Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.

After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of interests represented by Class A Units, record holders of the Company’s Class A Units received a distribution in the amount of approximately $28.15 per Class A Unit net of withholding taxes on August 26, 2026, if any withholding taxes were applicable in the jurisdiction of such record holder.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Motor Vehicle Bill of Sale for 2012 Lexus LFA

6.2	Settlement and Mutual Release Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McQueen Labs Series, LLC

/s/ Curtis Hopkins
Curtis Hopkins
Chief Executive Officer

Date: September 23, 2026